Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS L.P. COMPLETES ACQUISITION OF GGP INC.

BROOKFIELD NEWS, August 28, 2018 – Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”) (NASDAQ: BPY; TSX: BPY.UN) announced today that it has completed its acquisition of GGP Inc. (“GGP”). In connection with the closing, Brookfield Property REIT Inc. (“BPR”) has been created as a public security that is intended to offer economic equivalence to an investment in BPY in the form of a U.S. REIT stock. BPR’s Class A stock and Series A preferred stock will commence trading today on the NASDAQ under the symbols “BPR” and “BPRAP”, respectively.

Results of the elections by holders of GGP common stock for the pre-closing dividend in connection with the transactions were announced on August 23, 2018. The payment date for the pre-closing dividend was August 27, 2018. The aggregate amount of cash that is payable to security holders in the transactions is $9,250,000,000, including $8,944,556,815 in the pre-closing dividend, $200,000,000, or $0.312 on a per share basis, as merger consideration, and the remainder to holders of GGP restricted stock and holders of securities in GGP’s operating partnership. Approximately 110 million limited partnership units of BPY were issued in the transactions (inclusive of approximately 21.3 million BPY units issued to Brookfield Asset Management at a price of $23.50 per unit), and approximately 160 million Class A shares of BPR were outstanding at the closing. In connection with the closing of the transactions, GGP’s existing common stock and Series A preferred stock were delisted from the New York Stock Exchange.

About Brookfield Property Partners L.P.

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $90 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq Stock Market and Toronto stock exchange. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $285 billion in assets under management.

Brookfield Contact:

Matthew Cherry

SVP, Investor Relations & Communications

O: (212) 417-7488

M: (917) 209-7343

matthew.cherry@brookfield.com

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks related to BPY’s ability to integrate GGP’s business into its own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.